Exhibit 99.14

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Recognized by Peers for Its Deep Offshore Expertise

The Pazflor deep offshore development in Angola, with the world’s largest FPSO, received a Distinguished Achievement Award at the Offshore Technology Conference.

Paris, May 6, 2013—At the Offshore Technology Conference in Houston, held from May 5 to 9, Total was honored with the Distinguished Achievement Award for Companies for its Pazflor deep offshore development. The prestigious award is presented annually to the company that has advanced deepwater oil expertise and technology as part of a major project.

“Total is delighted with this award for Pazflor, which cements our position as an industry leader both in the deep offshore and in managing large-scale international projects,” said Yves-Louis Darricarrère, Upstream President at Total. “Above all, it is well-deserved recognition for the teams that took part in the project, meeting stringent safety, environmental, scheduling, budget and quality specifications. They are all to be sincerely congratulated.”

Begun in December 2007 and covering an area of 600 square kilometers offshore Angola, in water depths ranging from 600 to 1,200 meters, Pazflor represents an important milestone in the development of Total-operated Block 17. Production currently averages 220,000 barrels per day, and more than 45 million barrels have been produced since first oil in August 2011.

The Pazflor project integrates major technological breakthroughs in bringing challenging deepwater fields on stream. The technological feat— a world first— consisted of installing subsea separation units and pumps to boost the liquids from the three Late Miocene reservoirs, near the production wells.

This technological achievement is also a people-led success. A significant part of the Pazflor development was carried out in Angola, as part of Total’s commitment to increasing local content in its projects. As many as 4,500 people on four different continents were involved in the project at the same time, for a total of 32 million hours worked, including 3.8 million in Angola. With total capital expenditure of $9 billion, the Pazflor project benefited the entire Angolan economy through the participation of the country’s leading oil industry contractors.

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TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Exploration & Production in Angola

Total has been present in Angola since 1953. In 2012, the Group became the country’s number one operator, with operated production averaging 604,000 barrels of oil equivalent per day (boe/d). Its SEC* equity production amounted to 180,000 boe/d, mainly from Blocks 17, 0 and 14.

Total’s main asset in Angola is deepwater Block 17, which it operates with a 40% interest. The block contains four major hubs. The first three, Girassol, Dalia and Pazflor, are currently in production and the fourth, CLOV (Cravo, Lirio, Orquidea and Violeta) is under development, with first oil scheduled for 2014.

The Group also operates the ultra-deepwater Block 32, in which it holds a 30% stake. Twelve discoveries have confirmed the block’s potential for oil production, and conceptual development studies are underway on a first production area in the central southeastern sector of the block (Kaombo project).

In addition, the Angola LNG project to build a liquefaction plant near Soyo to bring the country’s natural gas reserves to market is under construction. Total has a 13.6% interest in the project. Scheduled for commissioning in 2013, the plant will initially be supplied with associated gas from fields on Blocks 0, 14, 15, 17 and 18.

*	U.S. Securities and Exchange Commission.

Get more information on Offshore Technology Conference: www.otcnet.org/2013

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com